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                                                                    Exhibit 99.2

              VIVENDI UNIVERSAL ISSUES STATEMENT AND CLARIFICATION
                        REGARDING VIVENDI ENVIRONNEMENT


PARIS, OCTOBER 23, 2002 - To dismiss certain market rumors, Vivendi Universal [NYSE: V; PARIS BOURSE: EX FP] wants to make it clear that it has no plans to issue bonds convertible into Vivendi Environnement shares in order to finance any possible exercise of its preemptive right on Cegetel shares for which Vodafone has made an offer.

IMPORTANT DISCLAIMER

This press release contains 'forward-looking statements' as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that the manner in which Vivendi Universal may proceed with any possible exercise of its preemptive right differs from the method described above; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake to provide, nor has any obligation to provide, updates or to revise forward-looking statements.

CONTACTS:

MEDIA
PARIS
Antoine Lefort
+33 (1).71.71.1180
Alain Delrieu
+33 (1).71.71.1086
NEW YORK
Anita Larsen
+(1) 212.572.1118